

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2011

<u>Via E-mail</u>
Lou van Vuuren
Chief Financial Officer
Great Basin Gold Ltd.
138 West Street, Ground Floor
Sandown, 2196
P.O. Box 78182
Sandton, South Africa 2146

      Re: Great Basin Gold Ltd.
              Form 40-F for the Fiscal Year Ended December 31, 2010
              Filed March 28, 2011
              File No. 001-31729

Dear Mr. van Vuuren:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ John Reynolds

                         John Reynolds
                         Assistant Director